[LETTERHEAD OF BALLARD SPAHR]

November 28, 2006

Via EDGAR and FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:                    Barbara C. Jacobs
Maryse Mills-Apenteng
Anne Nguyen Parker
Christina Chalk

Re:                               Metrologic Instruments, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 5-49829
Filed November 22, 2006

Preliminary Proxy Statement on Schedule 14A
File No. 0-24712
Filed November 22, 2006

Form 10-K for fiscal year ended December 31, 2005
File No. 0-24712
Filed March 10, 2006

Ladies and Gentlemen:

On behalf of Metrologic Instruments, Inc. (“Metrologic” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated November 28, 2006 with respect to the above-referenced filings.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses are references to the page numbers in the definitive Proxy Statement filed concurrently with the submission of this letter.

United States Securities and Exchange Commission
November 28, 2006

We represent the Company and the special committee of the board of directors of the Company.  To the extent that any response relates to information concerning any of Meteor Holding Corporation, Meteor Merger Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors, Inc., C. Harry Knowles or Needham & Company, LLC, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, Metrologic is filing via EDGAR a definitive Proxy Statement (File No. 0-24712) (the “Proxy Statement”) and Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 5-49829) (the “Schedule 13E-3”).  The Proxy Statement and Schedule 13E-3 have been amended as set forth below in response to the Staff’s comments.

Schedule 14A

Position of the Elliott Entities as to Fairness, page 38

1.                            Please refer to prior comment 2.  You have added new filers to the Schedule 13E-3 and therefore must provide all of the disclosure required by Rule 13e-3 and Schedule 13E-3 as to each new filer individually.  The new disclosure in this section states that the Elliott Entities “did not undertake any independent evaluation of the fairness of the proposed merger . . .”  If the Elliott Entities did not independently conduct their own fairness analysis, they must adopt both the analysis and conclusions of another filing party or parties.  They may not, consistent with the disclosure requirements of Item 1014 of Regulation M-A, simply refer to factors considered by other parties in reaching a determination of fairness.  Please revise this section in accordance with our comment.

The Proxy Statement has been revised as requested.  Please see the following revised disclosure on page 39:

“The Elliott Entities believe, however, that the proposed merger is substantively and procedurally fair to Metrologic’s unaffiliated shareholders based upon the same factors considered by, and the analysis and conclusions of, the special committee with respect to the fairness of the proposed merger to such shareholders, which factors, analysis and conclusions the Elliott Entities adopt.”

Opinion of Needham & Company, LLC, page 30

2.                            Please refer to prior comment 7.  We note the added disclosure on page 34 relating to the Stock Price Premium Analysis, which indicates that “the 90-day stock price premium was significantly below the mean and median for the selected transactions.”  Please expand the disclosure to discuss more specifically how the fairness advisor considered this information in reaching is fairness conclusion.

United States Securities and Exchange Commission
November 28, 2006

The Proxy Statement has been revised as requested.  Please see the following revised disclosure on page 34:

“Needham & Company noted that the 90 trading day stock price premium was significantly below the mean and median for the selected transactions, but noted our stock price at that time was in the process of trending downward.  Needham & Company believed that this trend was the result of the effects of takeover speculation from our prior sale process as speculative investors unwound their positions upon realizing no transaction would be forthcoming and the effects of the announcement seven trading days earlier of the resignation of our President and Chief Executive Officer.  Needham & Company also noted that our subsequent earnings release on May 9, 2006 had a negative effect on our stock price and, accordingly, believed that the 30 and 60 trading day premiums appeared to better reflect the ongoing trading prices of our stock.”

3.                            Please refer to prior comment 9.  We note the added disclosure on pages 33 and 35 relating to the sale of Adaptive Optics Associates, Inc. estimated by management to be at net price of approximately $35 million.  The actual sale price, however, is first noted on page 40.  To facilitate reader understanding of the use of this estimated figure, please disclose earlier in the proxy statement or in the introduction to the opinion the actual sales price for the sale of AOA and the reason for relying on management’s estimate of the sales price in the opinion.

The Proxy Statement has been revised as requested.  Please see the following new disclosure on page 33:

“Our management’s estimate of the net cash proceeds from the sale of AOA reflected the deduction of estimated taxes and transaction expenses from the $40.25 million contractual cash purchase price.”

*        *        *

Each of the Company, Meteor Holding Corporation, Meteor Merger Corporation, Francisco Partners II, L.P., Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors, Inc. and C. Harry Knowles (collectively, the “Filing Persons”), have acknowledged to Ballard Spahr Andrews & Ingersoll, LLP, that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in each filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing; and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

United States Securities and Exchange Commission
November 28, 2006

Please direct any questions regarding these filings to the undersigned at (215) 864-8606.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein